UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13G
                    Under the Securities Exchange Act of 1934

                               (Amendment No. __)*

                                Sagent Technology, Inc.
                         -------------------------------
                                (Name of Issuer)

                     Common Stock, par value $0.001 per share
                         ------------------------------
                         (Title of Class of Securities)

                                    786693101
                                  -------------
                                 (CUSIP Number)

                                 July 23, 2001
             -------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

         [ ]      Rule 13d-1(b)
         [X]      Rule 13d-1(c)
         [ ]      Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                               (Page 1 of 8 pages)

SCHEDULE 13G

Sagent Technology, Inc.

CUSIP No. 786693101

--------------------------------------------------------------------------------
    1      NAME OF REPORTING PERSONS
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

                    Paul P. Tanico
--------------------------------------------------------------------------------
    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                           (a)
                                                           (b)
--------------------------------------------------------------------------------
    3       SEC USE ONLY

--------------------------------------------------------------------------------
    4       CITIZENSHIP OR PLACE OR ORGANIZATION

                     United States

--------------------------------------------------------------------------------
      NUMBER OF         5    SOLE VOTING POWER
        SHARES                                                     0
     BENEFICIALLY       --------------------------------------------------------
       OWNED BY         6      SHARED VOTING POWER
         EACH                                              3,483,671
      REPORTING         --------------------------------------------------------
        PERSON          7      SOLE DISPOSITIVE POWER
         WITH                                                      0
                        --------------------------------------------------------
                        8      SHARED DISPOSITIVE POWER
                                                           3,483,671
--------------------------------------------------------------------------------
    9      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                                           3,483,671
--------------------------------------------------------------------------------
    10     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

--------------------------------------------------------------------------------
    11     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

                                                                       8%
--------------------------------------------------------------------------------
    12     TYPE OF REPORTING PERSON*
                                      IN

                               (Page 2 of 8 pages)

SCHEDULE 13G
Sagent Technology, Inc.

CUSIP No. 786693101

--------------------------------------------------------------------------------
    1      NAME OF REPORTING PERSONS
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

                    Ellen H. Adams
--------------------------------------------------------------------------------
    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                           (a)
                                                           (b)
--------------------------------------------------------------------------------
    3       SEC USE ONLY

--------------------------------------------------------------------------------
    4       CITIZENSHIP OR PLACE OR ORGANIZATION

                    United States

--------------------------------------------------------------------------------
      NUMBER OF         5    SOLE VOTING POWER
        SHARES                                                   0
     BENEFICIALLY       --------------------------------------------------------
       OWNED BY         6      SHARED VOTING POWER
         EACH                                            3,483,671
      REPORTING         --------------------------------------------------------
        PERSON          7      SOLE DISPOSITIVE POWER
         WITH                                                    0
                        --------------------------------------------------------
                        8      SHARED DISPOSITIVE POWER
                                                         3,483,671
--------------------------------------------------------------------------------
    9      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                                         3,483,671
--------------------------------------------------------------------------------
    10     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

--------------------------------------------------------------------------------
    11     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

                                                              8%
--------------------------------------------------------------------------------
    12     TYPE OF REPORTING PERSON*
                                      IN






                               (Page 3 of 8 pages)

NOTE: Issuer reported 36,526,887 shares of common stock, par value $0.001 per share ("Common Stock"), outstanding in its Quarterly Report on Form 10-Q filed on June 26, 2001 and issued an additional 7,030,640 shares of unregistered Common Stock in a private placement concluded on July 23, 2001.

Item 1(a).  Name of Issuer:

            Sagent Technology, Inc.

Item 1(b).  Address of Issuer's Principal Executive Offices:

            800 West El Camino Real
            Suite 300
            Mountain View, California  94040

Item 2(a).  Name of Person Filing:

            This statement is filed by:

            (A) Paul P. Tanico ("Tanico"), with respect to the shares of Common Stock of Sagent Technology, Inc.(the "Company") (a) also beneficially owned by CastleRock Management, LLC, a Delaware limited liability company ("Management LLC"), of which Tanico is a managing member,(b) also beneficially owned by CastleRock Asset Management, Inc., a New York corporation ("Management Inc."), of which Tanico is a director, officer and stockholder, and (c) also beneficially owned by CRCK, LLC, a Delaware limited liability company ("CRCK"), of which Tanico is a managing member.

                  (B) Ellen H. Adams ("Adams"), with respect to the shares of Common Stock of the Company (a) also beneficially owned by Management LLC, of which Adams is a managing member,(b) also beneficially owned by Management Inc., of which Adams is a director, officer and stockholder, and (c) also benefically owned by CRCK, of which Adams is a managing member.

                  Management LLC beneficially owns all of the 1,142,384 shares of Common Stock of the Company owned directly by CastleRock Partners, L.P., a Delaware limited partnership ("Partners I"), of which Management LLC is the general partner, and all of the 89,404 shares of Common Stock of the Company directly owned by CastleRock Partners II, L.P., a Delaware limited partnership ("Partners II"), of which Management LLC is the general partner.

                  Management Inc. beneficially owns all of the (a) 1,665,563 shares of Common Stock of the Company directly owned by CastleRock Fund, Ltd., an international business company organized in the British Virgin Islands ("Fund"), for which Management Inc. serves as an investment advisor, and (b) 413,907 shares of Common Stock owned by a separately managed account, for which Management Inc. serves as an investment advisor.

                  Tanico and Adams beneficially own all of the 172,413 shares of Common Stock of the Company owned directly by CRCK, of which Tanico and Adams are the managing members.

            Tanico and Adams are hereinafter collectively referred to as the "Reporting Persons."

Item 2(b).   Address of Principal Business Office or, if None, Residence:

             The principal business office of each of the Reporting Persons is:

                c/o CastleRock Asset Management, Inc.
                     101 Park Avenue, 6th Floor
                     New York, New York 10178

                               (Page 4 of 8 pages)

Item 2(c).   Citizenship:


             Each of Tanico and Adams is a citizen of the United States of America.

Item 2(d).   Title of Class of Securities:

             Common Stock, par value $0.001 per share

Item 2(e).   CUSIP Number:

             786693101

Item 4.  Ownership.

     A.  Tanico
         (a)  Amount beneficially owned: 3,483,671
         (b)  Percent of class:      8%
         (c)  (i)   Sole power to vote or direct the vote:                    0
              (ii)  Shared power to vote or direct the vote:           3,483,671
              (iii)  Sole power to dispose or direct the disposition:         0
              (iv)  Shared power to dispose or direct the disposition: 3,483,671

     B.  Adams
         (a)  Amount beneficially owned: 3,483,671
         (b)  Percent of class:       8%
         (c)  (i)   Sole power to vote or direct the vote:                    0
              (ii)  Shared power to vote or direct the vote:          3,483,671
              (iii) Sole power to dispose or direct the disposition:          0
              (iv)  Shared power to dispose or direct the disposition:3,483,671


Item 5.  Ownership of Five Percent or Less of a Class.

         N.A.

Item 6.  Ownership of More than Five Percent on Behalf of Another Person.

         N.A.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

         N.A.

Item 8.  Identification and Classification of Members of the Group.

         N.A.

Item 9.  Notice of Dissolution of Group.

         N.A.

Item 10. Certifications.

             By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                               (Page 5 of 8 pages)

                                    SIGNATURE

             After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:   July 27, 2001

                                         /s/ Paul P. Tanico
                                         -------------------------------
                                         Paul P. Tanico



                                         /s/ Ellen H. Adams
                                         -------------------------------
                                         Ellen H. Adams








































                                                (Page 6 of 8 pages)







                                  EXHIBIT INDEX
                                  -------------
Exhibits

1.   Joint Filing Agreement, dated July 27, 2001, between Tanico and Adams.


















                               (Page 7 of 8 pages)

                                    EXHIBIT 1
                                    ---------

                             JOINT FILING AGREEMENT

             The undersigned hereby agree that this Statement on Schedule 13G with respect to the beneficial ownership of shares of Common Stock, par value $0.001 per share, of Sagent Technology, Inc. is filed jointly, on behalf of each of them.

Dated:   July 27, 2001

                                            /s/ Paul P. Tanico
                                            ----------------------------
                                            Paul P. Tanico


                                            /s/ Ellen H. Adams
                                            ----------------------------
                                            Ellen H. Adams










                              (Page 8 of 8 pages)